UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

FORCE PROTECTION VIDEO EQUIPMENT CORPORATION
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-55519

Florida	45-1443512
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1249 Kildaire Farm Road, Cary NC 27511
(Address of principal executive offices)

(919) 271-2994
(Registrant’s telephone number, including area code)
Approximate Date of Mailing: November 10, 2020

Force Protection Video Equipment Corporation.

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

And Rule 14f-1 Thereunder

Notice of Change in the Majority of the Board of Directors

November 10, 2020

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF FORCE PROTECTION VIDEO EQUIPMENT CORPORATION.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

We urge you to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Force Protection Video Equipment Corporation.

Introduction

This Information Statement is being mailed on or November 10, 20120  to the holders of record at the close of business on September 30, 2020  (the “Record Date”) of our Common Stock, par value, $0.0001 per share (the “Common Stock”). We are required to provide you with this Information Statement by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Exchange Act Rule 14f-1, in connection with an anticipated change in majority control of the Company’s board of directors (the “Board”) other than at a meeting of shareholders. Exchange Act Section 14(f) and Rule 14f-1 require that we mail the information included in this Information Statement to our shareholders of record at least ten (10) days before the date the proposed change in a majority of our directors occurs. Accordingly, the change in a majority of our directors pursuant to the transactions described below will not occur until at least ten (10) days after we mail this Information Statement.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the U.S. Securities Exchange Commission (“SEC”) on October 5, 2020 (the “Form 8-K”), the Company entered into a share exchange agreement (“Exchange Agreement”) by and between the Company, Paul Feldman, our sole officer and member of the Board Officer, and SRAX, Inc., a Delaware Corporation (“SRAX”) on September 30, 2020. The Exchange Agreement was filed with the SEC as an exhibit to the Form 8-K. Pursuant to the Exchange Agreement, (i) we agreed to issue an amount of Common Stock equal to 88.9% of the Company’s Common Stock and Paul Feldman agreed to transfer all of his 5,000,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”), in exchange for (ii) all of the outstanding equity securities of Big Token, Inc., (“Big Token”) a wholly owned subsidiary of SRAX (collectively, the “Share Exchange”). In addition to other closing conditions are more fully set forth in the Exchange Agreement, we agreed that as a condition to closing to the Share Exchange, Mr. Feldman would resign as our sole officer and director and we would appoint Malcolm CasSelle and Christopher Miglino as members of our Board (collectively, the “Director Appointees”).  We anticipate that the Share Exchange will close on or shortly after November 30, 2020, upon the completion of all closing conditions contained in the Exchange Agreement, including the ten (10) day waiting period following the mailing of this Information Statement.

On September 30, 2020 (“Record Date”), our Board and the holders of a majority of the voting power of outstanding stock executed a written consent approving the Share Exchange, as well as certain matters described in the Closing Conditions (as defined below) to the Exchange Agreement.

After the Share Exchange closes, we plan to adopt the business of Big Token and focus our efforts on the development of the Big Token platform and assets thereunder.

BIGtoken is a Consumer based marketing services and data technologies Company that engages in sale of advertising campaigns and proprietary consumer data obtained through its consumer based platform.

Currently, we will continue its  business of selling video and audio capture devices initially targeted to law enforcement agencies until such time as the Share Exchange closes. We cannot guarantee that the Share Exchange will close as expected or that we will successfully refocus our business to that of Big Token.

THIS INFORMATION STATEMENT IS REQUIRED BY EXCHANGE ACT SECTION 14(F) AND RULE 14F-1 IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.

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Change in Majority of the Board of Directors

Pursuant to the Exchange Agreement, upon completion of the Share Exchange, Paul Feldman, the sole officer and member of the Board will resign, and the Director Appointees will be appointed to the Board. For more information about the biographical and business experience of the Director Appointees, please refer to “Directors and Executive Officers — After the Share Exchange” below.

None of the Director Appointees currently own any securities of the Company. None of the Director Appointees have ever been a director of the Company or held any previous position with the Company, and none of the Director Appointees have otherwise been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates, other than the Share Exchange and the transactions contemplated thereby as described below under the heading “Share Exchange.” During the past ten years, none of the Director Appointees have been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations), been subject to any order, judgment or decree, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law or been the subject of or a party to any sanction or order, of any self-regulatory organization, or any registered entity or equivalent organization that has disciplinary authority over its members or associated persons.

No action is required by our shareholders in connection with this Information Statement. However, Exchange Act Section 14(f) and Rule 14f-1 require that we mail the information included in this Information Statement to our shareholders of record at least ten days before the date the proposed change in a majority of our directors occurs.

Share Exchange

Pursuant to the Exchange Agreement, upon closing the Share Exchange, we agreed to (i) we agreed to issue an amount of Common Stock equal to 88.9% of the Company’s issued and outstanding shares and Paul Feldman agreed to transfer all of his 5,000,000 shares of Series A Preferred Stock, in exchange for (ii) all of the outstanding equity securities of Big Token. In order to consummate the Share Exchange, we need to comply with the following closing conditions (collectively, “Closing Conditions”): (i) the appointment of the Director Appointees to our Board, (ii) Mr. CasSelle confirming that he has entered into an  employment agreement with the Company, (iii) the file of preliminary and definitive information statements (“Information Statement”) (and subsequently mailing thereof, which discloses: (a) the amendment of our articles of incorporation to increase the authorized Common Stock to one trillion (1,000,000,000,000) shares, and (b) the authorization of a reverse stock split at a ratio of not less than 1-for-100 and not more than 1-for-1,000,000 at the discretion of the Board at any time within one (1) year of the date of such consent, (iv) the amendment our articles of incorporation effecting the increase in authorized shares, (v) the conversion of all our outstanding convertible debt into Common Stock, and (vi) the filing and mailing of this Schedule 14F-1 disclosing the change in majority of directors of the Company.

Change in Control

Pursuant to the Share Exchange Agreement, the Company will be issuing shares of Common Stock to SRAX in an amount equal to 88.9% of the issued and outstanding Common Stock at the closing date.  Prior to calculating the shares of Common Stock issuable to SRAX, we’ll need to complete (i) the increase in authorized shares of Common Stock pursuant to an amendment to our Articles of Incorporation, and (ii) the conversion, cancellation or termination of all of our outstanding convertible debt, which as of the date of this Information Statement is equal to $833,981.31. Additionally, Paul Feldman will be transferring all of his shares of Series A Preferred Stock at the closing of the Share Exchange.  Accordingly, post Share Exchange, SRAX would own 88.9% of the Common Stock and 100% of outstanding Preferred Stock of the Company, which would equal approximately substantially all of the voting power of the Company less the remaining 11.1% of the Company’s Common Stock being retained by existing shareholders. The Preferred Stock, of which 5,000,000 shares are outstanding, votes at a rate of 200 votes per share.

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Voting Securities

Our authorized capital stock consists of (i) twenty billion (20,000,000,000) shares of Common Stock, par value $0.0001 per share, which we have agreed to amend our articles of incorporation to increase such authorized shares of Common Stock to one trillion (1,000,000,000,000) as a condition to close the Share Exchange, and (ii) twenty  million (20,000,000) shares of preferred stock, of which 5,000,000 are designated as Series A Preferred Stock and 34,729 share of Series B 5% Convertible Preferred Stock. . As of the Record Date, there were 841,184,289 shares of Common Stock and 5,000,000 shares of Series A Preferred Stock outstanding, all of which are owned by Paul Feldman, our sole director and officer. Each share of Common Stock has the right to one (1) vote per share and each share of Series A Preferred stock has the right two hundred (200) votes per share. As the holder of the Series A Preferred Stock, Mr. Feldman’s Series A Preferred Stock cast votes equal to  54.3% of the total outstanding voting power of the Company required to approve an action on all matters voted on by our shareholders..

There is no cumulative voting in the election of directors, and our directors are elected by a plurality of the votes cast. Holders of our stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders.

Beneficial Owners and Management.

The following tables set forth the ownership, as of October 6, 2020, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are no pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and are not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. Unless otherwise indicated, the business address for these individuals is 1249 Kildaire Farm Road, Cary, NC 27511.

Title of Class	Name	Direct Ownership	Indirect Ownership	Percent of Class
Common Stock (5)	Paul Feldman (1)	40,000	-	1.1% (4)
Common Stock (5)	Malcolm CasSelle (2)	-	-
Common Stock (5)	Christopher Miglino (3)	-	-

Series A Preferred Stock (6)	Paul Feldman	5,000,000	-	100.00%

(1)	Sole Director and Officer of the Company

(2)	Will be appointed as a member of the Board prior to the closing of the Share Exchange. Mr. CasSelle’s business address if 2629 Townsgate Road #215, Westlake Village, CA 91361.

(3)	Will be appointed as a member of the Board prior to the closing of the Share Exchange. Mr. Miglino’s business address if 2629 Townsgate Road #215, Westlake Village, CA 91361

(4)	Based on a percentage of the total of 841,184,289 common shares outstanding as of Record Date.

(5)	Each share of Common Stock has one (1) vote per share.

(6)	Each share of Series A Preferred Stock has two hundred (200) votes per share.

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Directors and Executive Officers

Before the Share Exchange

The following table and paragraphs provide information about each of our current sole director and officer as of the date of this Information Statement.

Name	Age	Position Held	Tenure
Paul Feldman	64	CEO, President, Director, Secretary, and acting Principal Accounting Officer	CEO and Director since October 2003, Secretary & PAO since September 2009, President since January 2013

Paul Feldman has served as our sole Director, President, CEO and CFO since February 1, 2015. From October 2011 to January 29, 2015, Mr. Feldman served as President of Cobra Xtreme Video, Inc. which sold video cameras to consumers and had sales in excess of $300,000 Prior to that, Mr. Feldman had been an officer and director of a publicly traded company. From 2001 through August 2009, Mr. Feldman served as President and a Director of Law Enforcement Associates, Inc. (LEA) whose common stock was previously listed on the OTCBB and the American Stock Exchange. LEA was in the business of manufacturing surveillance products and audio intelligent devices which were sold to the military and law enforcement. In his last year at LEA, Mr. Feldman helped LEA increase its net sales to over $10,000,000. In addition, Mr. Feldman was a named inventor on multiple patents relating to video surveillance

None of the members of the Board or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

After the Share Exchange

The following table and paragraphs provide information about each of the Director Appointees to be appointed to the Board on or prior to the closing of the Share Exchange. Mr. CasSelle will serve as the Company’s chief executive officer and principal accounting officer.  The Director Appointees intend to expand the Board and add additional executive officer’s to the Company’s management team subsequent to the completion of the Share Exchange.  The biographical and business experience of the Director Appointees is summarized below.

Name	Age	Position Held	Tenure
Malcolm CasSelle	50	CEO, Principal Accounting Officer, Chairman of the Board	--
Christopher Miglino	51	Director	--

Malcolm CasSelle. Mr. CasSelle serve as chief executive officer, principal accounting officer, and chairman of the Board of the Company subsequent to the closing of the Share Exchange. Mr. CasSelle has been a member of the board of directors of SRAX since August 2013. Mr. CasSelle is an entrepreneur and since August 2017 has served as President of Worldwide Asset eXchange (WAX), a utility token designed with functionalities to simplify digital item trading which is operated by Norris Services, LLC. Since August 2017 he has also served as Chief Information Officer of OPSkins, a marketplace for buying and selling digital items, including e-Sports digital merchandise which is managed by Norris Services, LLC. From February 2016 until August 2017 Mr. CasSelle was Chief Technology Officer and President of New Ventures at tronc, Inc. where he oversaw all digital operations and was responsible for leveraging data and technology to accelerate digital growth. Prior to tronc, Inc., he was Senior Vice President and General Manager, Digital Media of SeaChange International. He joined SeaChange International in 2015 as part of the company's acquisition of Timeline Labs, where he served as CEO. Previously, Mr. CasSelle led startups in the digital industry, including MediaPass, Xfire and Groupon's joint venture with Tencent in China. He has also been an active early stage investor in companies including Facebook, Zynga, and most recently Bitcoin-related companies. Mr. CasSelle received a B.S. in Computer Science from the Massachusetts Institute of Technology in 1991 and an M.S. in Computer Science from Stanford University in 1994.

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Christopher Miglino. Mr. Miglino will serve as a member of the Board of the Company subsequent to the closing of the Share Exchange. After co-founding SRAX in April 2010, Mr. Miglino has served as its Chief Executive Officer and a member of its board of directors. He was appointed President of SRAX in January 2017. He also served as SRAX’s Chief Financial Officer from April 2010 until November 2014, and as its principal financial and accounting officer until August 2015. Mr. Miglino, who has over 15 years of experience running various advertising companies, oversees all of our affairs. Some of the companies Mr. Miglino has helped launch programs for include Diet Coke, Bank of America, Nestle, General Mills, HBO, National Geographic, Target, Aflac, and Bayer. In addition, from August 2008 until March 2010, Mr. Miglino was CEO of the Lime Ad Network, a subsidiary of Gaiam, Inc. (Nasdaq: GAIA), where his responsibilities included management of interactive and innovative advertising programs for 250 green and socially conscious websites. Prior to that, from June 2004 until August 2008, Mr. Miglino was CEO of Conscious Enlightenment, where he oversaw their day to day operations in the publishing and advertising industry. From 2004 until 2008, Mr. Miglino served as a board member for Golden Bridge Yoga in Los Angeles, a studio that encompasses over 20,000 square feet of yoga spaces including a restaurant.

Corporate Governance

Director Independence

None of the Director Appointees will be considered independent upon the completion of the Share Exchange as they are all officers and directors of SRAX, which will substantially control the Company at closing as described above in the Section of this Information Statement entitled “Change in Control.” There is no family relationship between any of the Director Appointees or Mr. Feldman, our sole director and officer as of the date hereof.

Our Common Stock is listed on the pink sheets of the OTC Markets Group, Inc. The OTC Markets does not have any director independence standards. For purposes of determining independence, the Company has adopted the definition of independence as contained in NASDAQ Market Place Rules 5605(a)(2). Pursuant to the definition, the Company has determined that it does not have any members of its Board that qualify as independent both prior to and subsequent to the closing of the Share Exchange.

Meetings of the Board of Directors

The Board did not hold any meetings during the most recent fiscal year as Paul Feldman, our sole director and officer was the only member of the Board. No annual meeting of our shareholders was held and we do not have a policy concerning our directors’ attendance at annual meetings.

Committees of the Board of Directors

The Company has no outstanding committees of its Board as we only have one director, who is not independent. All decisions regarding compensation, audit, or nominating and governance aspects at the Board level were made by our sole director, who is not independent.

Certain Relationships and Related Transactions

Except with respect to the transactions contemplated by the Share Exchange and the anticipated employment of Mr. CasSelle with the Company subsequent to the closing of the Share Exchange, there are not any direct or indirect material interests in any  matter with the Company in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year end.

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Employment Agreement with Mr. CasSelle.

As a condition to closing the Share Exchange, the Company will enter into an employment agreement with Mr. CasSelle, with such terms not currently disclosed / completed.

Shareholder advances (repayments)

From time to time, the Company receives advances from and repays such advances to the Company’s CEO, Paul Feldman, for working capital purposes and to repay indebtedness. The advances are non-interest bearing, unsecured and due on demand.

April 30, 2020

During the year ended April 30, 2020, the Company repaid $2,500, resulting in an outstanding balance of $12,150.

April 30, 2019

During the year ended April 30, 2019, the Company received proceeds of $13,150 and made repayments of $6,000, resulting in an outstanding balance of $14,650.

Pursuant to an employment agreement for the Company’s CEO (effective through November 30, 2020), the CEO is entitled to an annual salary of $100,000.

As of April 30, 2019, the Company owed deferred compensation in the amount of $16,538, an additional $1,985 was accrued for in 2020 bringing the total to $18,523. During the first quarter of 2020, all deferred compensation was forgiven (see Note 8 to the Company’s Annual Report on Form 8-K filed with the SEC on September 14, 2020). Additionally, the CEO agreed to suspend all compensation until such time the Company has sufficient cash flows to pay this salary under the terms of the agreement.

Review, approval or ratification of transactions with related persons

The Company does not have procedures regarding the approval of related party transactions as it has no independent members of the Board prior to the Share Exchange.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our Directors, executive officers, and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of beneficial ownership (Form 3) and reports of changes in beneficial ownership (Forms 4 and 5) of our Common Stock and our other equity securities. Officers, Directors, and greater than 10% shareholders are required by the SEC’s regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3 and 4 furnished to the company under Rule 16a-3(e) of the Securities Exchange Act during its most recent fiscal year and Forms 5 furnished to the company with respect to its most recent fiscal year and any written representations received by the company from persons required to file such forms, the following persons – either officers, directors or beneficial owners of more than ten percent of any class of equity of the company registered pursuant to Section 12 of the Securities Exchange Act – failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act during the most recent fiscal year or prior fiscal years:

	# of Late Reports	# of Transactions Not Timely Reported	# of Failures to File a Required Report
Paul Feldman	0	8	1

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Legal Proceedings

There are no proceedings in which our current or incoming directors, officers or affiliates, or any record or beneficial holder of 5% or more of our Common Stock, is an adverse party or has a material interest adverse to our interest.

Compensation of Directors and Executive Officers

Compensation Prior to the Share Exchange

The following table sets forth compensation for each of the past three fiscal years with respect to each person who served as an Executive Officer of the Company and each of the four most highly-compensated executive officers of the Company who earned a total annual salary and bonuses that exceeded $100,000 in any of the two preceding fiscal years.

Summary Compensation Table

Name and Principal Position	Year Ended April 30,	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Paul Feldman (1),	2020	$1,985	-	-	-	$1,985
CEO, CFO	2019	$16,538	-	-	-	$16,538

(1) Mr. Feldman became the Company’s Director, President, Secretary, Chief Executive officer and Chief Financial Officer on February 1, 2015. On November 24, 2015, the Company and Mr. Feldman entered into an employment agreement. Pursuant to Mr. Feldman’s Employment Agreement, he is entitled to an annual salary of $100,000 for a term of 2 years. On December 1, 2017, Mr. Feldman’s employment agreement was extended for an additional three years to November 30, 2020. During the year ended April 30, 2019, Mr. Feldman agreed to suspend his compensation until such time the Company’s revenues support the agreed upon compensation. As of April 30, 2019, the balance owed to Mr. Feldman was $16,538. During 2020, the Company accrued an additional $1,985 in executive compensation bringing the accrual to $18,523. The $18,523 was forgiven by Mr. Feldman during the 1st quarter of fiscal year ended April 30, 2020, and no other accruals are being made at this time. We may award our officers and directors shares of common stock or stock purchase options as non-cash compensation as determined by the Board of Directors from time to time.

Director Compensation

For the years ended April 30, 2020 and 2019, respectively, the directors were not awarded any options or paid any cash compensation.

Potential Changes in Control

At the present time, since the $27,500 term-note is currently in default, Red Diamond Partners, LLC (the “lender”) is entitled to foreclose upon the collateral, which would provide voting control of the Company. The lender has not called this debt and is not seeking to foreclose on the collateral and obtain the 5,000,000 shares of Series A, Redeemable, Preferred Stock. There are no other arrangements known, including any pledge by any person of securities, the operation of which may at a subsequent date result in a change in control of the Company.

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Stock Option Plan Information

To date, the Company has not adopted a Stock Option Plan. The Company may adopt an option plan in the future.

Compensation of Director Appointees in their capacity as officers and directors of SRAX

Upon completion of the Share Exchange, Malcolm CasSelle will serve as our only executive officer and each of the Director Appointees will serve on the Board.  Below we have included the compensation received by Mr. Miglino and Mr. Nelson for their services as executive officers to SRAX and for Mr. CasSelle for his services on the board of directors of SRAX. Upon completion of the Share Exchange, each of the Director Appointees will become members of the Board of the Company and Mr. CasSelle will serve as chief executive officer of the Company, and SRAX will become the controlling shareholder of the Company upon completion of the Share Exchange.

Summary Compensation Table

The following table summarizes all compensation recorded by SRAX in each of the last two completed years ended December 31, for Malcolm CasSelle who is  anticipated to be an  executive of the Company subsequent to the Completion of the Share Exchange:

The value attributable to any option awards is computed in accordance with FASB ASC Topic 718. The assumptions made in the valuations of the option awards are included in Note 11 of the Notes to SRAX’s Consolidated Financial Statements for the year ended December 31, 2019.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	No equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)		Total ($)

Malcolm CasSelle	2019							30,000	(2)	30,000
Post-Closing CEO	2018							24,000	(3)	24,000

(1)

The amounts included in the “Option Awards” column represent the aggregate grant date fair value of the stock options, compute din accordance with ASC Topic 718. The assumptions made in the valuations of the option awards are included in Note 12 of the notes to SRAX’s consolidated financial statements appearing in the 10-K for the year end December 31, 2019 for options awarded in 2019 or prior.

(2)

Compensation for service as a non-employee member of the Board of SRAX includes (i) one half (1/2) of cash payment for Board year beginning 4/15/18 and (ii) one half (1/2) cash payment for Board year beginning 4/15/19. Compensation includes $15,000 from the vesting of 3,936 total Class A common stock purchase options. Of these options, (i) 1,406 have an issuance date of 4/15/2018, an exercise price per share of $4.92, a term of seven (7) years and vested quarterly on 7/15/18, 10/15/18, 1/15/19, and 4/15/19, and (ii) 2,530 options have an issuance date of 4/15/19, an exercise price per share of $5.49, a term of seven (7) years, and vest quarterly on 7/15/19, 10/15/19, 1/15/20, and 4/15/20

(3)

Compensation for service as a non-employee member of the Board of SRAX includes (i) cash payment for Board year from January 1, 2018 through December 31, 2018 of $12,750 and (ii) $11,250 from the vesting of 3,794 total Class A common stock purchase options. The options have an issuance of 4/15/2018, an exercise price of $4.92, a term of seven (7) years and vested quarterly 7/15/18, 10/15/18, 1/15/19.

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Current Director Compensation Policy

Effective April 15, 2018, each non-employee director will receive $30,000 as an annual board fee payable as follows:

●	Up to $15,000 in cash paid quarterly over the grant year; and

●

The balance in Class A common stock purchase options issued on April 15 of each year and vesting quarterly over the grant year and have a term of seven (7) years. The stock options will be valued using the Black-Scholes option pricing model and are subject to customary assumptions used in the preparation of financial statements.

All elections of compensation will be made by April 1 of each year by incumbent directors and newly elected or appointed directors will have their compensation pro-rated and made on the fifth (5th) day following their election or appointment to the board.

The following table provides information concerning the compensation paid to the Director Appointees (excluding Mr. CasSelle who will be serving as an executive officer of the Company) for their services as executive officers of SRAX) for the year ended December 31, 2019. The information in the following table excludes any reimbursement of out-of-pocket travel and lodging expenses which SRAX may have paid.

Name and principal position	Year	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)

Christopher Miglino,	2019						364,4	(1)	364,455
Chief Executive Officer

(1)	Mr. Miglino’s contracted base salary is $340,000 annually and he received $24,455 in paid benefits in service as CEO for SRAX, Inc..

Shareholders Communications with the Board of Directors

None.

Signature

Pursuant to the requirements of the Securities Exchange Act, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Force Protection Video Equipment Corporation

/s/ Paul Feldman

By Paul Feldman

Chief Executive Officer

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